U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

October 12, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:    TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Registration No: 811-10401
CIK No. 0001141819

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust submits this application for withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
786	10/5/2021	485APOS	0000894189-21-007151

Post-Effective Amendment No. 786 was filed for the purpose of registering the Convergence Long/Short Equity ETF (the "ETF") as a new series of the Trust. The Trust is filing this application for withdrawal because the filing was inadvertently filed under an existing series and class identifier, rather than filing under a new series and class identifier for the ETF. No securities were sold in connection with Post-Effective Amendment No. 786. Based upon the foregoing, the Trust believes that withdrawal of Post-Effective Amendment No. 786 is consistent with the public interest and the protection of investors. It is our understanding from our communication with the SEC staff on October 8, 2021, that the ETF will be able to go effective in accordance with Rule 485(a)(2) under the 1933 Act on the 75th day after the October 5, 2021 filing of Post-Effective Amendment No. 786.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the President of the Trust on this 12th day of October, 2021.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact
Benjamin V. Mollozzi at (859) 466-1566.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President